SEC 1746 (2-98)
SF/209418.2
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              Quality Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    747582104
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 395-3330
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                February 4, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SF/209418.2
CUSIP No.  747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power       0..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power        474,900.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        474,900.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     474,900
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     7.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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SF/209418.2
CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power      0 ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power        474,900.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        474,900.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     474,900
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     7.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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




SF/209418.2
CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power     0  ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power        164,800.........................
                                       --------------------------------------
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            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        164,800.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     164,800
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.7%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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




SF/209418.2
CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power       0 .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power        44,500..........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power      0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        44,500......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     44,500
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.7%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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




SF/209418.2
CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power        0.................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power      57,400............................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power   57,400...........................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     57,400
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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SF/209418.2
CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power      0  .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power        187,000.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power        0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        187,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     187,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.1%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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


CUSIP No. 747582104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power      0  .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power        21,200..........................
                                       --------------------------------------
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            9.    Sole Dispositive Power        0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        21,200......................
                                           ----------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     21,200
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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SF/209418.2
Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Quality Systems Inc.. The address of the principal executive offices of Quality Systems Inc.17822 E 17th STE 210, Tustin CA 92780

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Cayman Islands, BWI
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 164,800 shares of Common Stock owned by it was approximately $1,547,287. Such amount was derived from working capital.
        The aggregate amount of funds used by Anegada to purchase 44,500 shares of Common Stock owned by it was approximately $436,322. Such amount was derived from working capital.
        The aggregate amount of funds used by GSC to purchase 57,400 shares of Common Stock owned by it was approximately $512,599. Such amount was derived from working capital.
        The aggregate amount of funds used by Tonga to purchase 187,000 shares of Common Stock owned by it was approximately $1,718,934. Such amount was derived from working capital.
        The aggregate amount of funds used by Pleiades to purchase 21,200 shares of Common Stock owned by it was approximately $191,268. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was originally purchased by the Reporting Persons for passive investment purposes. The Adviser has concerns regarding certain matters of corporate finance of QSI and is reviewing the alternatives, on behalf of all Reporting Persons. The Advisor intends to closely monitor developments relating to and affecting QSI.
        Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of December 31, 2001, the Reporting Persons directly or indirectly beneficially owned 474,900 shares, or 7.9%, of Common Stock of Quality Systems Inc. (the approximate of the shares of Common Stock owned is based on 6,041,000 shares of common stock outstanding by Cascade Corporation on December 31, 2001).
           (1) Cuttyhunk owned 164,800 shares (2.7%) (2) Anegada owned 44,500 shares (0.7%) (3) GSC owned 57,400 shares (1.0%) (4) Tonga owned 187,000 shares (3.1%) (5) Pleiades owned 21,200 shares (0.4%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions in the past 60 days.

-----------------------------------------------------------
                         Amount    Price
                        Bought/     Per      Where & How
  Party        Date     (Sold)     Share      Effected
-----------------------------------------------------------


 Anegada    12/3/2001     (800)    15.000    Open Market

 Anegada    12/3/2001     (100)    15.000    Open Market

 Anegada    12/5/2001    (1,400)   15.009    Open Market

 Anegada    12/6/2001     (100)    15.030    Open Market

 Anegada    12/6/2001     (800)    15.030    Open Market

 Anegada    12/6/2001     (200)    15.030    Open Market

 Anegada    12/6/2001    (2,700)   15.029    Open Market

 Anegada     1/8/2002     (100)    16.186    Open Market

 Anegada     1/9/2002     (200)    16.186    Open Market

 Anegada     1/9/2002     (300)    16.186    Open Market

 Anegada    1/10/2002     (200)    16.386    Open Market

 Anegada    1/10/2002     (200)    16.386    Open Market

 Anegada    1/24/2002    (2,400)   16.634    Open Market

 Anegada    1/25/2002     (100)    17.236    Open Market

 Anegada    1/28/2002     (700)    17.442    Open Market

 Anegada    1/28/2002    (1,000)   17.442    Open Market

 Anegada    1/29/2002     (100)    17.506    Open Market

 Anegada     2/4/2002     (100)    16.986    Open Market

Cuttyhunk   12/3/2001    (1,500)   15.000    Open Market

Cuttyhunk   12/3/2001     (500)    15.000    Open Market

Cuttyhunk   12/5/2001     (500)    15.010    Open Market

Cuttyhunk   12/5/2001    (2,500)   15.009    Open Market

Cuttyhunk   12/6/2001    (2,500)   15.030    Open Market

Cuttyhunk   12/6/2001    (3,500)   15.029    Open Market

Cuttyhunk   12/6/2001    (2,400)   15.030    Open Market

Cuttyhunk    1/8/2002     (400)    16.186    Open Market

Cuttyhunk    1/9/2002    (2,000)   16.186    Open Market

Cuttyhunk   1/10/2002     (200)    16.386    Open Market

Cuttyhunk   1/10/2002    (1,300)   16.386    Open Market

Cuttyhunk   1/24/2002    (1,200)   16.634    Open Market

Cuttyhunk   1/24/2002    (3,000)   16.634    Open Market

Cuttyhunk   1/24/2002    (4,700)   16.634    Open Market

Cuttyhunk   1/25/2002     (400)    17.236    Open Market

Cuttyhunk   1/28/2002     (900)    17.442    Open Market

Cuttyhunk   1/28/2002    (2,500)   17.442    Open Market

Cuttyhunk   1/28/2002    (3,000)   17.442    Open Market

Cuttyhunk   1/28/2002     (100)    17.442    Open Market

Cuttyhunk   1/29/2002     (200)    17.506    Open Market

Cuttyhunk    2/4/2002     (300)    16.986    Open Market

GS Cannell  12/3/2001     (700)    15.000    Open Market

GS Cannell  12/5/2001     (900)    15.009    Open Market

GS Cannell  12/5/2001     (300)    15.010    Open Market

GS Cannell  12/6/2001    (1,600)   15.030    Open Market

GS Cannell  12/6/2001     (600)    15.030    Open Market

GS Cannell  12/6/2001     (900)    15.029    Open Market

GS Cannell  12/6/2001     (200)    15.030    Open Market

GS Cannell   1/8/2002     (100)    16.186    Open Market

GS Cannell   1/9/2002     (200)    16.186    Open Market

GS Cannell   1/9/2002     (500)    16.186    Open Market

GS Cannell  1/10/2002     (500)    16.386    Open Market

GS Cannell  1/24/2002     (200)    16.634    Open Market

GS Cannell  1/24/2002    (1,400)   16.634    Open Market

GS Cannell  1/24/2002     (700)    16.634    Open Market

GS Cannell  1/24/2002     (800)    16.634    Open Market

GS Cannell  1/25/2002     (100)    17.236    Open Market

GS Cannell  1/28/2002    (1,200)   17.442    Open Market

GS Cannell  1/28/2002    (1,100)   17.442    Open Market

GS Cannell  1/29/2002     (100)    17.506    Open Market

GS Cannell   2/4/2002     (100)    16.986    Open Market

 Pleiades   12/3/2001     (300)    15.000    Open Market

 Pleiades   12/5/2001     (400)    15.009    Open Market

 Pleiades   12/6/2001    (1,200)   15.029    Open Market

 Pleiades    1/9/2002     (200)    16.186    Open Market

 Pleiades   1/10/2002     (200)    16.386    Open Market

 Pleiades   1/24/2002    (1,100)   16.634    Open Market

 Pleiades   1/28/2002     (200)    17.442    Open Market

 Pleiades   1/28/2002     (500)    17.442    Open Market

 Pleiades   1/28/2002     (100)    17.442    Open Market

  Sarlo     12/6/2001     (100)    15.029    Open Market

  Tonga     12/3/2001    (1,800)   15.000    Open Market

  Tonga     12/3/2001     (800)    15.000    Open Market

  Tonga     12/5/2001    (4,000)   15.009    Open Market

  Tonga     12/6/2001    (2,700)   15.030    Open Market

  Tonga     12/6/2001    (5,000)   15.029    Open Market

  Tonga     12/6/2001    (3,500)   15.029    Open Market

  Tonga      1/8/2002     (400)    16.186    Open Market

  Tonga      1/9/2002    (1,100)   16.186    Open Market

  Tonga      1/9/2002    (1,100)   16.186    Open Market

  Tonga     1/10/2002    (1,600)   16.386    Open Market

  Tonga     1/24/2002    (2,300)   16.634    Open Market

  Tonga     1/24/2002    (4,000)   16.634    Open Market

  Tonga     1/24/2002    (3,700)   16.634    Open Market

  Tonga     1/25/2002     (400)    17.236    Open Market

  Tonga     1/28/2002    (3,900)   17.442    Open Market

  Tonga     1/28/2002    (3,400)   17.442    Open Market

  Tonga     1/29/2002     (300)    17.506    Open Market

  Tonga      2/4/2002     (300)    16.986    Open Market

        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for the Cuttyhunk, Anegada, GSC, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

             N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2002
                          J. Carlo Cannell

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                          Cannell Capital, LLC

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                          The Anegada Fund, Limited

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          The Cuttyhunk Fund Limited

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          Tonga Partners, L.P.

                          /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                          /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser